INSIGHT MANAGEMENT CORPORATION
1130 East Clark Ave. Ste. 150-286
Orcutt, California 93455
866-787-3588

Via Edgar	February 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re:	Insight Management Corp. SEC File Number: 333-164266 Request to Withdraw Registration Statement on Form S-1 (RW)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Insight Management Corp. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-164266), which was originally filed with the Securities and Exchange Commission (the "Commission") on January 8, 2010, along with any exhibits (the "Registration Statement").

Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that Registrant has determined that a renegotiation of terms is necessary concerning the equity line agreement and such renegotiation would not be appropriate during the pendency of the Registration Statement. The public offering would have been a discretionary financing for Registrant at this time and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Insight Management Corporation, 1130 E. Clark Ave. Ste 150-286, Orcutt, CA, 93455,  facsimile number 805-800-1062, with a copy to Registrant’s counsel, Matthew Maza, 1425 Broadway Ave. Ste 454, Seattle, WA, 98122, facsimile number 206-577-3894.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 866-787-3588

Sincerely,

INSIGHT MANAGEMENT CORPORATION

By /s/ Jennifer Rapacki

Jennifer Rapacki
Chief Executive Officer